Contact

www.linkedin.com/in/lila-cohn-27505158 (LinkedIn)

Top Skills

InDesign
Adobe Creative Suite
Marketing

Lila Cohn

Building something new
Brooklyn, New York, United States

Experience

Stealth
Co-Founder
August 2024 - Present (9 months)

Building at the intersection of personalized health data, nutrition, and technology to support women in optimizing their performance and long-term wellness.

Menlo Ventures
Senior Manager of Validation, Menlo Labs
April 2023 - October 2024 (1 year 7 months)

BCG X
Lead Strategic Designer
December 2022 - April 2023 (5 months)

BCG Digital Ventures
4 years 4 months

Lead Strategic Designer
November 2021 - April 2023 (1 year 6 months)

Senior Strategic Designer
November 2020 - November 2021 (1 year 1 month)

Strategic Designer
January 2019 - November 2020 (1 year 11 months)
New York, New York

Boston Consulting Group, Digital Ventures is a corporate investment and incubation firm. We invent, build, and launch category-changing businesses at start-up speed for the world’s most influential companies.

Wondersauce
Experience Strategist
May 2018 - January 2019 (9 months)
New York, New York

The Wharton School
Teaching Assistant
January 2018 - May 2018 (5 months)
Philadelphia, PA

IBM
Design Research Intern, IBM Design
June 2017 - August 2017 (3 months)
Austin, Texas

POLITICO
2 years 5 months

Product Manager
May 2015 - July 2016 (1 year 3 months)
Washington D.C. Metro Area

• Managed the development and launch of new offerings including editorial series, and a revised elections interface and data display.
• Defined technical product requirements, translating them into features and serving as the product owner working with a team of designers and developers through agile development and launch.
• Conducted user and market research to evaluate new product opportunities.

Marketing Coordinator
March 2014 - May 2015 (1 year 3 months)
Washington D.C. Metro Area

Developed and produced pitches for new business, campaign elements, and sales marketing materials.

SHoP Architects
Business Development Coordinator
August 2013 - March 2014 (8 months)

Perkins Eastman
Marketing
February 2012 - August 2013 (1 year 7 months)
New York, New York

Americans for the Arts
Research Services Intern
September 2010 - November 2010 (3 months)
Washington, DC

Education

University of Pennsylvania
Master's degree, Integrated Product Design

University of Michigan
BA, Philosophy, Art History

General Assembly
User Experience Design